EXHIBIT 99.1



        RADA Electronic Industries Announces Third Quarter 2009 Results

Press Release
Source: RADA Electronic Industries Ltd.
On 11:18 am EST, Monday November 30, 2009

NETANYA, Israel, Nov. 30, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA - News) reported today its financial results for the third quarter ended September 30, 2009. Revenues were $4.1 million compared to $5 million in the third quarter of 2008. Operating income for the third quarter of 2009 was $0.5 million compared to operating income of $0.4 million in the third quarter of 2008. The company reported a net profit of $146,000 or $0.02 per share, for the third quarter of 2009, compared to a net profit of $202,000 in the third quarter of 2008 or $0.02 per share.

For the nine-month period ended September 30, 2009, revenues were $11.2 million, compared with revenues of $12.3 million for the same period in 2008. In the 2009 nine month period, gross profit increased 32% to $3.5 million from $2.7 million in the same 2008 period, which reflects a gross margin of 31% compared to 22% in the equivalent 2008 period. Operating expenses, including research and development (R&D), in the 2009 period were $3.7 million compared to $3 million for the same period in 2008. The R&D portion of operating expenses for the period ended September 30, 2009 was $1.3 million compared to $370,000 in the same period in 2008. Financial expenses were $589,000 in the 2009 period compared with $888,000 in the nine months ended September 30, 2008, which expenses were significantly impacted by currency fluctuations arising from the devaluation of the U.S. dollar against the Israeli Shekel (financial expenses of $32,000 and $194,000 for the nine month periods ended September 30, 2009 and 2008, respectively). As a result, the Company reported a net loss of $0.8 million for the nine month period ended September 30, 2009, compared to a net loss of $1.2 million, for the comparable period in 2008.

Commenting on the results, Zvika Alon, RADA's CEO, said, "This quarter's results were significantly better compared to the first two quarters of 2009. We have succeeded in improving our gross margin as well as our operating results compared to the same period in 2008 and also in comparison to the first two quarters of 2009. At the same time, we are continuing to invest in our future products and increasing research and development. The improvement in our gross margin is due to higher margin product sales which have allowed us to increase our R&D funding. At the same time, we succeeded in increasing our order backlog during the third quarter. As a result, we continue to expect improved operating results during the last quarter of the year."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in data recording and management (Digital Video & Data Recorders, Ground Debriefing Stations Head-Up Display Cameras), inertial navigation systems, avionics solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

 CONSOLIDATED BALANCE SHEETS
 -------------------------------------------------------------------------------
 U.S. dollars in thousands, except share and per share data

                                                  September  December
      ASSETS                                      30, 2009   31, 2008
                                                  --------------------
                                                  Unaudited   Audited
                                                  ---------  ---------
 CURRENT ASSETS:
   Cash and cash equivalents                      $    904   $    964
   Restricted cash                                     775        793
   Trade receivables (net of allowance for
    doubtful accounts of $59 and $60 at September
    30, 2009 and December 31, 2008, respectively)    3,512      3,434
   Other receivables and prepaid expenses            1,224        597
   Costs and estimated earnings in excess of
    billings on uncompleted contracts                1,191      2,210
   Inventories                                       6,269      4,409
                                                  ---------  ---------

 Total current assets                               13,875     12,407
 -----                                            ---------  ---------

 LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                               764        803
   Leasing deposits                                     62         56
                                                  ---------  ---------

 Total long-term receivables and deposits              826        859
 -----                                            ---------  ---------

 PROPERTY, PLANT AND EQUIPMENT, NET                  3,349      3,699
                                                  ---------  ---------

 OTHER ASSETS:
   Intangible assets, net                              641        972
   Goodwill                                            587        557
                                                  ---------  ---------

 Total other assets                                  1,228      1,529
 -----                                            ---------  ---------

 Total assets                                     $ 19,278   $ 18,494
 -----                                            =========  =========

     LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit and current maturities
    of long-term loans                            $    237   $    162
   Trade payables                                    2,812      2,760
   Other payable and accrued expenses                4,227      3,860
   Billings in excess of costs and estimated
    earnings on uncompleted contracts                  795         43
                                                  ---------  ---------

 Total current liabilities                           8,071      6,825
 -----                                            ---------  ---------

 LONG-TERM LIABILITIES:
   Long-term loan                                       --         33
   Loans from shareholders, net                      1,514      1,546
   Convertible note from a shareholder, net          2,340      1,980
   Accrued severance pay and other long term
    liability                                          489        558
                                                  ---------  ---------

 Total long-term liabilities                         4,343      4,117
 -----                                            ---------  ---------

 NON-CONTROLLING INTERESTS                             557        556
                                                  ---------  ---------

 SHAREHOLDERS' EQUITY
   Share capital -
    Ordinary shares of NIS 0.015 par value -
     Authorized: 16,333,333 shares at
     September 30, 2009 and December 31, 2008;
     Issued and outstanding: 8,868,857 and
     8,858,553 at September 30, 2009 and December
     31, 2008 respectively.                            119        119
   Additional paid-in capital                       69,567     69,495
   Accumulated other comprehensive income              319        317
   Accumulated deficit                             (63,698)   (62,935)
                                                  ---------  ---------

 Total shareholders' equity                          6,307      6,996
 -----                                            ---------  ---------
 Total liabilities and shareholders' equity       $ 19,278   $ 18,494
 -----                                            =========  =========

 CONSOLIDATED STATEMENTS OF OPERATIONS
 -------------------------------------------------------------------------------
 U.S. dollars in thousands, except per share data

                                Nine months ended  Three months ended
                                   September 30,      September 30,
                               ------------------- -------------------
                                  2009      2008      2009      2008
                               --------- --------- --------- ---------
                                             (Unaudited)
                               ---------------------------------------

 Revenues                      $ 11,235  $ 12,337  $  4,120  $  5,030


 Cost of revenues                 7,730     9,687     2,455     3,732
                               --------- --------- --------- ---------

 Gross profit                     3,505     2,650     1,665     1,298
                               --------- --------- --------- ---------

 Operating expenses:
   Research and development       1,279       369       397       137
   Marketing and selling            996     1,132       277       333
   General and administrative     1,403     1,488       460       460
                               --------- --------- --------- ---------

 Total operating expenses:        3,678     2,989     1,134       930
 -----                         --------- --------- --------- ---------


 Operating  income  (loss)         (173)     (339)      531       368
 Financial expense, net             589       888       389       162
                               --------- --------- --------- ---------

                                   (762)   (1,227)      142       206
 Net loss (income) attributable
  to non-controlling interests       (1)      (13)        4        (4)
                               --------- --------- --------- ---------

 Net profit (loss)             $   (763) $ (1,240) $    146  $    202
                               ========= ========= ========= =========

 Net profit (loss) per share:

   Basic and diluted net profit
    (loss) per share           $  (0.08) $  (0.14) $   0.02  $   0.02
                               ========= ========= ========= =========




Contact:

RADA Electronic Industries Ltd.
Shiri Lazarovich, C.F.O.
+972-9-8921111